The Stephan Co.
1850 West McNab Road
Fort Lauderdale, FL 33309

March 11, 2008

Anthony Watson
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Dear Anthony:

Thank you for your comment on our recent Form 8-K filing.

You asked us to disclose the date when we discovered the errors necessitating the amendments to Forms 10-QSB for the periods ended March 30, 2007 and June 30, 2007.

You referred us to Item 4.02(a)(1) which states that we should include “the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.”

We thought we complied with this item in our Form 8-K, Item 402, paragraph four: “…was discovered shortly before we issued our Form 10-QSB for the third quarter on November 19, 2007.” We disclosed the event and our plans to restate our financial statements for the first two quarters of 2007 in our third quarter 10-QSB filed on November 19, Monday of the week after we became aware of the event necessitating restatement.

Please advise your thoughts as to our disclosure. Thank you.

Sincerely,

Robert C. Spindler
VP/CFO